China-Agri Business, Inc.
11 East 86th Street
New York, New York 10028

December 15, 2009

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549
Attn: Linda Cvrkel

Re:	China Agri-Business, Inc.
Form 10-K for the year ended December 31, 2008
Filed March 31, 2009
File No. 333-157346

Ladies and Gentlemen:

China Agri-Business, Inc. (the “Company”) is in receipt of the comment letter from the Staff of the Securities and Exchange Commission dated December 1,2009 (the “Comment Letter”). The Company’s responses set forth below are numbered to correspond to the comment numbers in the Comment Letter.

Form 10-K for the year ended December 31, 2008

Notes to Financial Statements

– General

1.
We note your disclosure on page 5 that during 2008 you launched a new sales and marketing initiative which includes a component called the “Super Chain Sales Partner Program,” whereby the Company agrees to provide a $3,000 advance payment to participating retailers in exchange for their commitment to purchase and sell approximately $14,000 worth of the Company’s products per year.  Please tell us, and revise your notes to the financial statements in future filings, to explain how you account for these advance payments and resulting commitments on the part of the retailer.  Your response should specifically tell us the accounting literature relied upon for your accounting treatment.

United States Securities and Exchange Commission
December 15, 2009

RESPONSE:

Under the Company’s Super Chain Partner Stores Program, the Company spends $3,000 for each new store, which is used by the participating retailer to purchase unified signs with our brand name and the store’s name to place outside the store as well as other decoration costs to promote the Company’s stand in the store.  As discussed below, the Company treats the $3,000 as advertising cost.  As part of the program, the store owner commits to purchase and sell $14,000 worth of the Company’s products per year indefinitely.  There is no guarantee, however, for such purchase by the store owner.  Additionally, there are a lot of uncertainties beyond our control, such as management skills of the store owner, weather conditions and farmers’ revenues, which may affect a store’s ability to make such a purchase.  Accordingly, the future benefit that the Company is to receive from the participating retailer is not predictable.

At the date of commitment by the participating retailer, the Company does not recognize any asset and treats the $3,000 expended cost as advertising cost, which is expensed as incurred, in accordance with ASC 720-35-05-3, “Advertising Costs”,  which states in part “The following are some of the reasons that costs incurred in anticipation of the probable future economic benefits of advertising generally are expensed: …. b. The periods during which the future economic benefits probably would be received and the amounts of such benefits could not be measured and determined easily and objectively.”

Since the inception of the program in 2008 through December 31, 2008, approximately 64 stores had received $3,000 advances for a total of $192,000, which had been included in Selling and marketing expenses within Selling, general and administrative expenses of $729,278 for the year ended December 31, 2008. Selling and marketing expenses for the year ended December 31, 2008 were $316,272 as compared to $146,178 for the year ended December 31, 2007, or an increase of $170,094, as was discussed in Management’s Discussion and Analysis of Results of Operations and Financial Condition in the annual report on Form 10-K filed for the year ended December 31, 2008.

In the Company’s annual report on Form 10-K for the year ending December 31, 2009, the Company will include the following in the note “Summary of Significant Accounting Policies”:

Advertising

Advertising costs include advance payments to our Super Chain Sales Partner Stores (to be used for signage and store display). The Company expenses advertising costs as incurred in accordance with ASC 720-35, “Advertising Costs.” For the years ended December 31, 2009 and 2008, advertising expenses were approximately$----- and $204,000, respectively.

United States Securities and Exchange Commission
December 15, 2009

2.
We note from your disclosure on page 5 that you offer free field trials to potential customers for the purpose of comparing plantings that have applied your products to plantings that have not.  Please tell us, and disclose in the notes to the financial statements in future filings, how you account for these free trials, including when you record and how you value the expense associated with the product used in the free trial.

RESPONSE:

Free field trials are usually conducted by the Company’s sales team. The Company records the related transaction by debiting cost of goods sold and crediting finished goods inventory (at cost). During the year ended December 31, 2008, there was approximately $3,000 cost in connection with the free trials program. The cost of free trials granted to customers during the year ended December 31, 2007 was similar to that in 2008.  Therefore, the amounts were not material in relation to the Consolidated Financial Statements for either year.  The Company believes that free trials program cost will be relatively stable for the foreseeable future. The Company will disclose such amounts in the future to the extent they are material to the Company’s consolidated financial statements and to an understanding of the Company’s business.

Note 8.  Convertible Notes payable, Net

3.
We note that in connection with the issuance of the convertible notes with detached warrants, it appears you entered into a registration payment agreement in which you agreed to pay monthly liquidated damages equal to 2% of the purchase price (up to 24% maximum), if you failed to file a registration statement registering the shares underlying the convertible notes and warrants within 60 days, or if the registration statement is not declared effective within 91 (or 120) days for the filing date.  Please explain to us how you evaluated this registration payment agreement as a potential liability under SFAS No. 5 and FIN No. 14 as of  December 31, 2008 as well as at each of the quarter ended March 31, 2009, June 30, 2009, and September 30, 2009, as required under the guidance in FSP EITF 00-19-2.  In this regard, we note your disclosure in the 2009 Forms 10-Q that several subsequent agreements were made to extend the date liquidated damages would be required to be paid.  Please provide in your response the details of each of these extensions and how they effected your evaluation of any potential liability related to the registration payment agreement at each period end from December 31, 2008 through the quarter ended September 30, 2009.

United States Securities and Exchange Commission
December 15, 2009

RESPONSE:

The convertible notes were issued on September 29, 2008.  The private placement pursuant to which the convertible notes were issued was terminated on January 8, 2009.  Under the registration rights agreement, the Company was required to register that number of shares underlying the warrants and convertible notes issued in the private placement that would not violate Rule 415 promulgated under the Securities Act of 1933, as amended, minus 10,000 shares.  Accordingly, the Company was required to register 73,380 of the 1,000,000 shares of common stock underlying the convertible notes.  On February 13, 2009, the Company filed a registration statement on Form S-1 and received its first comment letter from the SEC on March 12, 2009.  Under the terms of the registration rights agreement, the date the registration statement was required to become effective was extended since the registration statement was subject to SEC Staff review.  Through a series of waivers, the investors agreed to extend the date that the registration statement was required to become effective to October 30, 2009 and waived any liquidated damages required to be paid up to such date.  The registration statement was declared effective on November 16, 2009.  Since the registration statement was declared effective after October 30, 2009, the Company is required to pay approximately $734 in liquidated damages to noteholders of the shares underlying the convertible notes required to be registered.

Due to the uncertainty of the length of time of the review process of the registration statement, the amount of liquidated damages could not be reasonably estimated at December 31, 2008, March 31, 2009, June 30, 2009 and September 30, 2009.  Accordingly, in accordance with ASC 825-20, the Company did not accrue any liabilities in connection with the registration arrangement at such dates.

Unless waived by the investors, the Company will record the approximately $734 expense in the statement of operations for the quarter ending December 31, 2009 in accordance with ASC 825-20.

Item 9A.  Controls and Procedures, page 19

4.
We note that Management’s Report on Internal Control Over Financial Reporting does not include a paragraph discussing the exemption to include the attestation report of your independent auditor.  Please note that until you are required to include an attestation report from your auditor regarding internal controls over financial reporting, your Management’s Report on Internal Control Over Financial’ Reporting should include the following statement:  “This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.”  Please revise your future filings accordingly.  Sec Item 308T of Regulation S-K.

United States Securities and Exchange Commission
December 15, 2009

RESPONSE: The Company will revise all future filings accordingly.

Exhibits 31.1 and 31.2 CEO and CFO Rule 13A-14(A)/15D-14(A) Certifications

5.
We note that the language in your CEO and CFO Certifications is not provided exactly as stated in Item 601(b)(31) of Regulation S-K.  For example, paragraph 1 should include the name of the officer signing the report.  Also, paragraph 4 should be revised to include the reference to “internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).”   Additionally, all references to “small business issuer” should be changed to “registrant.”  Please revise your future filings accordingly.  See guidance in Item 601(b)(31) of Regulation S-K.

RESPONSE:  The Company will revise all future filings accordingly.

Form 10-Q for the quarter ended September 30, 2009

Management’s Discussion and Analysis

– Results of Operations

6.
We note your disclosure that during the nine months ended September 30, 2008 you reversed $20,500 of overaccrued consulting fees and reclassified $35,467 of legal fees to deferred financing costs.  The impact of these adjustments was to decrease expenses by $55,967 during the nine months ended September 30, 2008. Please tell us when the consulting fees were initially expensed and when it was determined that these consulting fees were overaccrued and tell us why you believe this is not an error in the financial statements.  In regards to the legal fees, please tell us the period in which the legal fees were included as expenses and the period in which they were reclassified to deferred financial costs.  As part of your response please tell us if this reclassification resulted in the misstatement of expenses in any of the Form l0-Qs for the first three quarters of 2008.

United States Securities and Exchange Commission
December 15, 2009

RESPONSE:

The consulting fees were initially expensed in the second and third quarter of 2007. The consulting fees, largely relating to the Company’s initial public offering which was completed on October 11, 2007, were estimated at June 30, 2007 and September 30, 2007 based on then available information. In the third quarter 2009, the Company determined that there were no amounts still due to the consultant and wrote off the remaining payable balance of $20,500. The Company believes that this is a “change in accounting estimate”, not an error in accordance with ASC 250-10.

The $35,467 legal fees were incurred during (and initially expensed in) the first and second quarter of 2008 in connection with our private placement of convertible notes which closed on September 29, 2008. In the third quarter of 2008, once the successful completion of the private placement became known, these fees were reclassified to deferred financing costs. Based on above and considering the amount involved in relation to sales and net income achieved in each quarter, the Company believes that this reclassification did not result in any material misstatement of expenses in any of the Forms 10-Q for the first three quarters of 2008.  Additionally, in Management’s Discussion and Analysis of Results of Operations and Financial Condition included in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, the Company disclosed for the three months and nine months ended September 30, 2008 that there was a substantial decrease from prior period amounts in 2007 due to significantly reduced professional fees in 2008 from those in 2007.

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The company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (917) 825-2997 should any questions arise or should you require additional information.

Sincerely,

CHINA AGRI-BUSINESS, INC.

By:	/s/Xiaolong Zhou
Name:	Xiaolong Zhou
Title:	Chief Financial Officer